UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LogMeIn, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

  54142L109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54142L109	Page 2 of 5

Schedule 13G

Item 1(a).                Name of Issuer:

LogMeIn, Inc. (the “Issuer”).

Item 1(b).                Address of Issuer’s Principal Executive Offices:

500 Unicorn Park Drive, Woburn, MA 01801.

Item 2(a).                Names of Persons Filing:

Prism Venture Partners IV, L.P. (“PVP IV”); Prism Investment Partners IV, L.P. (“PIP IV”), which is the sole general partner of PVP IV; Prism Venture Partners IV, LLC (“PVP IV LLC”), which is the sole general partner of PIP IV; and Steven J. Benson (“Benson”), the sole member and managing director of PVP IV LLC.  PVP IV, PIP IV, PVP IV LLC, and Benson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).                Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Prism VentureWorks, 177 Kendrick Street, Suite 200, Needham, MA 02494.

Item 2(c).                Citizenship:

Each of PVP IV and PIP IV is a limited partnership organized under the laws of the State of Delaware.  PVP IV LLC is a limited liability company organized under the laws of the State of Delaware.  Benson is a United States citizen.

Item 2(d).                Title of Class of Securities:

Common Stock, $.01 par value (“Common Stock”).

Item 2(e).                CUSIP Number:

54142L109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

CUSIP No. 54142L109	Page 3 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 13, 2013

PRISM VENTURE PARTNERS IV, L.P.

By:  Prism Investment Partners IV, L.P.,
        its General Partner

By:  Prism Venture Partners IV, LLC,
        its General Partner

By:           *
Name: Steven. J. Benson
Title:  Managing Director

PRISM INVESTMENT PARTNERS IV, L.P.

By: Prism Venture Partners IV, LLC,
its General Partner

By:           *
Name: Steven. J. Benson
Title:  Managing Director

PRISM VENTURE PARTNERS IV, LLC

By:           *
Name: Steven. J. Benson
Title:  Managing Director

               *
Steven J. Benson

*/s/ Laurier Beaupre
Laurier Beaupre
As attorney-in-fact

This Amendment No. 3 to Schedule 13G was executed by Laurier Beaupre on behalf of the Reporting Persons listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 54142L109	Page 4 of 5

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of LogMeIn, Inc.

EXECUTED this 13th day of February, 2013

PRISM VENTURE PARTNERS IV, L.P.

By: Prism Investment Partners IV, L.P.,
its General Partner

By: Prism Venture Partners IV, LLC,
its General Partner

By:           *
Name: Steven. J. Benson
Title:   Managing Director

PRISM INVESTMENT PARTNERS IV, L.P.

By: Prism Venture Partners IV, LLC,
its General Partner

By:          *
Name: Steven. J. Benson
Title:   Managing Director

PRISM VENTURE PARTNERS IV, LLC

By:          *
Name: Steven. J. Benson
Title:   Managing Director

               *
Steven J. Benson

*/s/ Laurier Beaupre
Laurier Beaupre
As attorney-in-fact

This Schedule 13G was executed by Laurier Beaupre on behalf of the Reporting Persons listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 54142L109	Page 5 of 5

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dina Ciarimboli, Laurier Beaupre and Alyssa Scaparotti, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual, in his capacity as a general partner of any partnership, or in his capacity as a managing member of any limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his/her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of November, 2009.

/s/ Steven J. Benson
Steven J. Benson